Exhibit 99.2

Aeropuertos Argentina 2000 S.A.

Separate Condensed Individual Interim Financial Statements

At March 31, 2018 presented in comparative format

Separate Condensed Individual Financial Statements

At March 31, 2018 presented in comparative format

Index

Individual Statements of Comprehensive Income	2
Individual Statements of Financial Position	3
Individual Statements of Changes in Equity	4
Individual Statements of Cash Flows	5
Notes to the Separate Condensed Individual Interim Financial Statements	6
Additional information required by Art. 68 of the Regulations of the Buenos Aires Stock Exchange and by Art. 12, chapter III, title IV of the National Securities Commission	32
Report of Independent Auditors	39
Report of the Supervisory Committee

    $ = Argentine Peso

US$ = US Dollar

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Suipacha 268 - Piso 12º - Autonomous City of Buenos Aires
Principal activity:	Exploitation, administration and operation of airports

Individual Financial Statements

For the Fiscal Year N° 21 commenced January 1, 2018

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:

Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	October 11, 2016
Registration number with the Superintendence of Corporations:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 -
Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company in common stock and total votes:	45.90%

CAPITAL STOCK (Note 13)

	Subscribed	Paid-in
	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
616,914,353 Preferred shares of AR$ 1 par value with no voting rights	616,914,353	616,914,353
	875,431,652	875,431,652

1

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Statement of Comprehensive Income

For the three month periods ended March 31, 2018 and 2017

	03.31.18	03.31.17* Modificated
	$
Continuous Operations
Revenue (Note 3)	3,965,890,017	3,007,498,058
CINIIF 12 - paragraph 14 Credit (Note 5)	876,021,046	497,180,256
Cost of service (Note 10)	(1,956,117,684)	(1,532,627,527)
CINIIF 12 - paragraph 14 Debit	(874,654,893)	(496,472,840)
Gross Profit	2,011,138,486	1,475,577,947
Distribution and selling expenses (Note 10)	(243,601,843)	(181,368,917)
Administrative expenses (Note 10)	(178,728,314)	(165,805,600)
Other income and expenses, net (Note 3)	92,912,224	72,547,607
Operating profit	1,681,720,553	1,200,951,037

Finance Income (Note 3)	170,961,205	133,764,086
Finance Costs (Note 3)	(692,107,186)	(200,142,357)
Result of investments accounted for using the equity method (Note 4)	(578,575)	2,055,625
Income before Income Tax	1,159,995,997	1,136,628,391
Income Tax (Note 3)	(337,674,554)	(293,508,650)
Income for the period for continuous operations	822,321,443	843,119,741
Net Income for the period	822,321,443	843,119,741
Other comprehensive income	-	-
Comprehensive Income for the period	822,321,443	843,119,741

Earnings per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share ) from continuous operations	3.1687	3.2494

The accompanying notes are an integral part of these Separate Condensed Individual Interim Financial Statements and should be read together with the Financial Statements audited for the year ended December 31, 2017.

*See Note 2.1 (comparative information) for further detail on modificated.

2

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Financial Position

At March 31, 2018 and December 31, 2017

	03.31.18	12.31.17
	$
Assets
Non current Assets
Investments accounted for by the equity method (Note 4)	52,451,568	53,030,143
Intangible Assets (Note 5)	11,364,387,254	10,624,055,713
Other receivables (Note 3)	2,662,532,478	2,549,103,960
Total Non- Current Assets	14,079,371,300	13,226,189,816

Current Assets
Other receivables (Note 3)	303,759,412	324,030,783
Trade receivables, net (Note 3)	1,393,280,491	1,050,433,139
Cash and cash equivalents (Note 3)	2,499,023,813	2,280,072,038
Total Current Assets	4,196,063,716	3,654,535,960
Total Assets	18,275,435,016	16,880,725,776

Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares	258,517,299	258,517,299
Preferred shares	616,914,353	616,914,353
Share Premium	137,280,595	137,280,595
Legal and facultative reserve	2,732,769,964	2,732,769,964
Retained earnings	3,560,860,549	2,684,484,995
Total Sharehoders’ Equity	7,306,342,760	6,429,967,206
Liabilities
Non- Current Liabilities
Accounts payable and others (Note 3)	112,098,768	119,690,026
Borrowings (Note 6)	8,003,387,589	7,401,161,525
Deferred income tax liabilities	112,565,996	86,087,996
Provisions and other charges (Note 9)	57,003,341	58,196,320
Total Non- Current Liabilities	8,285,055,694	7,665,135,867
Current Liabilities
Fee payable to the Argentine National Government (Note 7)	195,676,512	176,591,493
Accounts payable and others (Note 3)	1,621,908,623	1,750,819,476
Income tax, net of prepayments	248,485,765	204,738,892
Borrowings (Note 6)	156,106,781	149,976,119
Provisions and other charges (Note 9)	461,858,881	503,496,723
Total Current Liabilities	2,684,036,562	2,785,622,703
Total Liabilities	10,969,092,256	10,450,758,570
Total Shareholders’ Equity and Liabilities	18,275,435,016	16,880,725,776

The accompanying notes are an integral part of these Separate Condensed Individual Interim Financial Statements and should be read together with the Financial Statements audited for the year ended December 31, 2017.

3

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Changes in Equity

At March 31, 2018 and 2017

	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Legal Reserve	Facultative Reserve	Retained Earnings	Total
	$
Balance at 01.01.18	258,517,299	616,914,353	137,280,595	172,667,058	2,560,102,906	2,684,484,995	6,429,967,206
IFRS 9 Adjustment (Note 2.1)	-	-	-	-	-	54,054,111	54,054,111
Balance at 01.01.18 modificated	258,517,299	616,914,353	137,280,595	172,667,058	2,560,102,906	2,684,484,995	6,484,021,317
Income for the period	-	-	-	-	-	822,321,443	822,321,443
Balance at 03.31.18	258,517,299	616,914,353	137,280,595	172,667,058	2,560,102,906	3,560,860,549	7,306,342,760
Balance at 01.01.17	258,517,299	604,817,993	137,280,595	109,328,624	1,806,446,119	2,009,091,581	4,925,482,211
Income for the period	-	-	-	-	-	843,119,741	843,119,741
Balance at 03.31.18	258,517,299	604,817,993	137,280,595	109,328,624	1,806,446,119	2,852,211,322	5,768,601,952

The accompanying notes are an integral part of these Separate Condensed Individual Interim Financial Statements and should be read together with the Financial Statements audited for the year ended December 31, 2017.

4

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Cash Flows

At March 31, 2018 and 2017

		03.31.18	03.31.17* Modificated
	Notes	$
Cash Flows from operating activities
Net Income for the period		822,321,443	843,119,741
Adjustments for:
Amortization of intangible assets	5	135,689,505	121,052,069
Specific allocation of accrued and unpaid income	7	195,676,512	152,058,592
Income Tax	3	337,674,554	293,508,650
Income of investments accounted for by the equity method	4	578,575	(2,055,625)
Bad debts provision	8	3,815,179	1,736,093
Unpaid borrowing interests costs		104,580,393	65,864,719
Accrued deferred revenues and additional considerations	9	(59,206,741)	(54,145,225)
Accrued exchange differences		513,190,305	(153,824,417)
Provision for litigation	9	2,881,561	-

Changes in operating assets and liabilities:
Changes in trade receivables		(274,590,383)	49,386,937
Changes in other receivables		(93,157,147)	(473,936,805)
Changes in accounts payable and others		(136,502,111)	(198,906,520)
Changes in liabilities for current income tax		(68,749,646)	(69,897,008)
Changes in provisions and other charges		63,494,359	39,141,202
Changes in fee payable to the Argentine National Government		(176,591,493)	(147,629,066)
Changes in borrowings		(41,590,412)	264,255,139
Changes in intangible assets		(797,059,149)	(495,060,062)
Income tax paid		(216,718,072)	(17,396,567)
Net Cash provided by operating activities		315,737,232	217,271,847

Cash Flow from financing activities
New Borrowings	6	-	6,312,000,000
Borrowings paid- principal	6	(15,866,434)	(2,955,651,859)
Borrowings paid- interests	6	(136,254,109)	(305,778,159)
Cash flow release		-	490,566,044
Dividends paid	9	(50,000,000)	-
Net Cash Flow (used in) / provided by financing activities		(202,120,543)	3,541,136,026

Net Increase in cash and cash equivalents		113,616,689	3,758,407,873

Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period (*)		2,280,072,038	766,131,458
Net Increase in cash and cash equivalents		113,616,689	3,758,407,873
Foreign Exchange differences		105,335,086	(123,835,616)
Cash and cash equivalents at the end of the period (*)		2,499,023,813	4,400,703,715
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for finance leases		11,969,823	2,120,194
Dividends on preferred shares		3,146,263	3,084,572

(*) Does not include restricted cash at January 1, 2017 for $ 490,566,044.

The accompanying notes are an integral part of these Separate Condensed Individual Interim Financial Statements and should be read together with the Financial Statements audited for the year ended December 31, 2017.

* See Note 2.1 (comparative information) for more details on the modification.

5

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At March 31, 2018 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires on January 28, 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the Group “A” of the Argentine National Airport System. Group “A” includes 33 airports that operate in Argentina (the “Concession”).

The Concession was granted pursuant to the concession agreement the Company entered into with the Argentine National Government on February 9, 1998, as subsequently amended and supplemented by the memorandum of agreement we entered into with the Argentine National Government on April 3, 2007 (the “Memorandum of Agreement”). The Company refer to the concession agreement as amended and supplemented by the Memorandum of Agreement as the “Concession Agreement”.

The Concession is for an initial period of 30 years through February 13, 2028. The Company may extend the term of the Concession for an additional period of up to 10 years. The Company has made a formal request to the National Airports Regulatory Organization (Organismo Regulador Del Sistema Nacional de Aeropuertos) (the “ORSNA”) to extend the term of the Concession for the additional 10-year period ending February 13, 2038. The Company can provide no assurance that the Argentine National Government will grant our request or on what conditions.

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout the Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

As from July 24, 2012 The Company has become responsible for the management of the operation of Termas de Rio Hondo airport. On March 21, 2013, the National Executive Branch through Decree N° 303/2013, ratified the incorporation of the airport to the National Airport System, its inclusion into the Group “A” at December 31, 2017 is still pending.

6

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

Likewise and in order to be able to continue with the policies related to the expansion of the aviation market, the National State issued Decree No. 1092/17 on December 22, 2017 by which it incorporated the Palomar Airport, located in the Province of Buenos Aires, to the National Airport System.

In order to incorporate the said Airport into "Group A", on December 27, 2017 the National Government issued Decree No. 1107/17.

As a result, as of such date, the Company is responsible for the exploitation, administration and operation of Palomar Airport under the terms set forth in the Concession Contract approved by Decree No. 163/97 and the Adjustment Agreement Act. of the Concession Contract approved by Decree No. 1799/07.

The current note to the Separate Condensed Individual Interim Financial Statements does not reflect all the information requested in the annual financial statements, as there are no significate differences. It should be read together with the Financial Statements audited for the year ended December 31, 2017.

NOTE 2 – ACCOUNTING POLICIES

The Separate Condensed Individual Interim Financial Statements are presented in Argentine Pesos, except when specifically indicates otherwise. The Board of Directors of the Company approved these statements on May 8, 2018.

The National Securities Commission (CNV) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 26 , 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

7

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

Likewise, the Financial Statements of AA2000 have been prepared in accordance with International Standards of Financial Information and Interpretation of the CINIIF (IFRIC in English).

These accounting policies have been consistently applied to all the periods / years presented. Unless otherwise stated.

The current Separate Condensed Individual Interim Financial Statements have not been audited and should be read together with the Individual Financial Separated Statements for the year ended December 31, 2017. The results of the three month periods ended March 31, 2018 and 2017 do not necessarily reflect the proportion of the results of the Company for the full year.

1) Comparative Information

The figures at March 31, 2017 and December 31, 2017 included in these Separate Condensed Individual Interim Financial Statements for comparative purposes, was extracted from the Financial Statements of AA2000 as of that date, and timely approved by the Company Board of Directors and shareholders.

Certain figures in the financial statements corresponding to the period ended March 31, 2017 have been reclassified for the purpose of comparative presentation, in relation to income from the Strengthening Trust ($ 74,808,468), included in the revenue item which have been reclassified to the item Other Income and Expenses, Net in the Individual Statement of Comprehensive Income. This reclassification does not affect the figures of the balance sheet.

In turn, certain transactions have been reclassified in the Cash Flow Statement that were classified in 2017 within the operating activities (Release of restricted cash and certain interests) that were reclassified to financing activities.

8

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

2) Accounting Policies

The accounting policies applied to the Separate Condensed Individual Interim Financial Statements are consistent with the Individual Financial Statements ended December 31, 2017.

3) Subisidiaries

Subsidiaries are all the entities where the Company has the power to control operating and financial policies, generally with a controlling share over 50%. At the time of determining if the Company controls an entity, the existence and the impact of potential voting rights that could be exercised or converted are taken into account. The subsidiaries are consolidated as from the date the control is transferred and excluded from the date such control ceases.

The accounting policies of subsidiaries have been modified, where necessary, to ensure the uniformity with the Company’s policies.

At March 31, 2018, AA2000 has participation in the following controlled companies (hereafter the Group):

Subsidiaries (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 03.31.18	Net Shareholders ‘equity at closing	Income for the period
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99,30%	22,041,355	22,196,732	2,682,396
Cargo & Logistics S.A.	5,566,259	98,63%	3,446,779	3,494,656	(537,553)
Paoletti America S.A.	6,000	50,00%	15,526	31,051	-
Texelrío S.A. (3)	84,000	70,00%	26,863,019	36,661,456	(3,863,027)
Villalonga Furlong S.A. (4)	123,700	1,46%	84,889	5,781,351	(546,180)

(1)	Companies based in the Argentine Republic.
(2)	Includes adjustments under IFRS for the elaboration and presentation of these financial statements.
(3)	The Net Shareholders Equity includes 4.000.000 of preferred shares.
(4)	Owner of 98.42% of the capital stock and votes in a direct way.

9

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

4) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted to the Company the airports’s concession of the Group “A” of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency which are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprised non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport on the basis of expected passenger flow and air traffic, in the framework of the standards previously mentioned.

10

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

5) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistent with those applied in the Financial Statements for the year ended December 31, 2017.

6) Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the group´s entities are measured using the corresponding functional currency i.e the currency of the primary economic environment in which the entity operates. The functional currency of all group entities is the Argentine peso, which is also the presentation currency of the financial statements.

The Company has evaluated and concluded that at the date of the financial statements the conditions established in the IAS 29 “Financial Reporting for Hyperinflationary Economies” are unmet in order to consider Argentina as a hyperinflationary economy. At the end of the reported period , considering the argentine peso does not gather the characteristics to be considered a as a currency from a hyperinflationary economy according to the guidelines established in the Standard and the government expectations towards the reduction of the inflation level, the current condensed financial statements have not been re expressed in constant currency.

11

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

6) Foreign currency translation (Contd.)

In the last years, certain macroeconomic variables that affect the Company business, as salaries and prices of supplies, have had important annual variations. This circumstance should be considered in the evaluation and interpretation of the financial situation and results presented by the Company in these financial statements.

These individual financial statements have been prepared under the historical cost convention.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gain and losses are shown in “Finance Income” and/or “Finance Cost” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

7) Contingencies

The Company has contingent liabilities for litigations related to the ordinary course of business.

No significate liability is expected to arise from contingent liabilities different from the reserved ones.

12

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

8) Changes in accounting policies

a) New standards and modifications adopted by the Company

The following standards and amendments have been adopted by the Company for the first time for the three-month period ended March 31, 2018:

IFRS 9, "Financial Instruments"

The Company adopted IFRS 9 issued in July 2014, which resulted in changes in accounting policies and adjustments to the figures recognized in the Individual Financial Statements for the year ended December 31, 2017.

This standard replaces the previously issued versions and establishes new requirements for hedge accounting and a new impairment model for financial assets, applicable to annual periods beginning on or after January 1, 2018

The new impairment model requires the recognition of provisions for impairment based on the expected credit losses, instead of credit losses incurred under IAS 39.

The accounting policies were modified to comply with IFRS 9 issued by the IASB in July 2014.

IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities; cancellations in financial instrument accounts; impairment of financial assets and hedge accounting. IFRS 9 also significantly modifies other standards related to financial instruments such as IFRS 7 Financial Instruments: Disclosures.

As permitted by the transitional provisions of IFRS 9, the Company has chosen not to change the comparative figures.

The total impact on the Company’s retained earnings due to the classification and measurement of financial instruments as of January 1, 2018 is as follows:

Retained earnings as of December 31, 2018 - IAS 39	2.684.484.995
Decrease in the provision for bad debts, net	54.054.111
Retained earnings as of January 1, 2018 - IFRS 9	2.738.539.106

13

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

8) Changes in accounting policies (Contd.)

-	IFRS 15 “Revenue from contracts with customers”

Management evaluated the effects of the application of the new standard and has no identified that the application of IFRS 15 may result in the identification of separate performance obligations in relation to permit holder contracts that could affect the timing of recognition of future income.

There were no other additional changes in the accounting policies of the Company based on the effective application standards as of January 1, 2018 described above.

b) New standards and amendments issued, but that do not result in effective application as of March 31, 2018 and have not been adopted by the Company

IFRS 16 “Leases”

In January 2016, the IASB issued IFRS 16 "Leases", which establishes new principles for the recognition, measurement, presentation and presentation of lease contracts, highlighting the elimination of the operational and financial classification established by IAS 17 and the adoption, in its replacement of a treatment similar to that provided to financiers under said rule, for all lease agreements. These contracts must be disclosed as leased assets (assets with a right to use) or within fixed assets at the present value of the lease payments. If the Company makes periodic payments, it must additionally recognize a financial liability that represents the obligation to make future payments for the lease. IFRS 16 does not require the lessee to recognize assets and liabilities in the case of short-term leases or leases of low-value assets. The application of these new requirements will result in an increase in lease assets and financial liabilities recognized in this type of transaction. This standard is applicable to annual periods beginning on or after January 1, 2019, allowing early application if IFRS 15 is applied.

The Company has no intention to adopt this standard in advance.

14

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 3 – BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME

INDIVIDUAL STATEMENTS OF FINANCIAL POSITION	03.31.18	12.31.17
	$
Cash and cash equivalents
Cash and funds in custody	9,995,130	7,262,801
Banks	1,616,773,799	2,009,895,109
Checks not yet deposited	10,472,489	7,835,475
Time deposits	861,782,395	255,078,653
	2,499,023,813	2,280,072,038

Trade receivables, net
Trade receivables	1,445,445,453	1,164,337,126
Related parties (Note 7)	2,069,353	4,669,128
Checks - postdated checks	28,720,265	32,638,434
Provision for bad debts (Note 8)	(82,954,580)	(151,211,549)
	1,393,280,491	1,050,433,139

Other current receivables
Expenses to be recovered	2,259,395	1,501,396
Guarantees granted	5,472,910	5,457,870
Related parties (Note 7)	795,282	795,282
Tax credits	283,920,972	298,431,065
Prepaid Insurance	10,219,307	17,193,815
Other	1,091,546	651,355
	303,759,412	324,030,783

Other non-current receivables
Trust for Strengthening (Note 7)	2,662,532,478	2,549,103,960
	2,662,532,478	2,549,103,960

15

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 3 – BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

INDIVIDUAL STATEMENTS OF FINANCIAL POSITION	03.31.18	12.31.17
	$
Accounts payable and other-current
Obligations payable	303,046,283	419,020,984
Suppliers	728,083,197	665,826,580
Foreign suppliers	38,000,034	44,080,464
Related parties (Note 7)	113,903,497	119,323,068
Salaries and social security liabilities	352,898,497	412,182,852
Other fiscal liabilities	85,977,115	90,385,528
	1,621,908,623	1,750,819,476

Accounts payable and other- non current
Tax liabilities	112,098,768	119,690,026
	112,098,768	119,690,026

INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME	03.31.18	03.31.17
	$
Revenues
Aeronautical revenues	2,372,180,272	1,740,047,087
Non-aeronautical revenues	1,593,709,745	1,267,450,971
	3,965,890,017	3,007,498,058

Other income and expenses net
Trust for Strengthening	98,812,557	74,808,468
Others	(5,900,333)	(2,260,861)
	92,912,224	72,547,607
Finance Income
Interest	16,071,086	281,976,256
Foreign Exchange differences	154,890,119	(148,212,170)
	170,961,205	133,764,086

16

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 3 – BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

	03.31.18	03.31.17
	$
Finance Costs
Interest	(78,918,427)	(343,457,803)
Foreign Exchange differences	(613,188,759)	143,315,446
	(692,107,186)	(200,142,357)
	(521,145,981)	(66,378,271)
Income Tax
Current	(329,214,591)	(265,994,084)
Deferred	(8,459,963)	(27,514,566)
	(337,674,554)	(293,508,650)

NOTE 4 – INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

	2018	2017
	$
Balance at January 1	53,030,143	43,248,874
Income from investments accounted for by the equity method	(578,575)	2,055,625
Balance at March 31	52,451,568	45,304,499

17

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 5 – INTANGIBLE ASSETS

	2018	2017
	$
Original values
Balance at January 1	12,650,633,023	8,806,384,322
Acquisitions	876,021,046	497,180,256
Balance at December 31	13,526,654,069	9,303,564,578

Accumulated Amortization:
Balance at January 1	(2,026,577,310)	(1,500,497,074)
From the period	(135,689,505)	(121,052,069)
Balance at March 31	(2,162,266,815)	(1,621,549,143)
Total net balance	11,364,387,254	7,682,015,435

During the period ended March 31, 2018, the Company has capitalized expenses for finance interest for the amount of $66,992,774.

No expenses for finance interest have been capitalized during the period ended March 31, 2017.

NOTE 6 – BORROWINGS

Breakdown of borrowings

	03.31.18	12.31.17
	$
Non-current
Bank borrowings	-	-
Negotiable Obligations	8,059,600,000	7,459,600,000
Finance lease liabilities	39,032,127	39,501,664
Cost of issuance of Negotiable Obligations	(95,244,538)	(97,940,139)
Total Non- Current	8,003,387,589	7,401,161,525
Current
Bank borrowings	12,680,843	17,865,756
Negotiable Obligations	103,338,652	96,126,536
Finance lease liabilities	40,087,286	35,983,827
Total Current	156,106,781	149,976,119
Total	8,159,494,370	7,551,137,644

18

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 6 – BORROWINGS (Contd.)

Breakdown of borrowings:

	2018	2017
	$
Balance at January 1	7,551,137,644	3,115,254,471
New borrowings	11,969,823	6,314,120,194
Borrowings paid	(152,120,543)	(3,261,430,018)
Accrued interest	140,196,704	330,119,858
Foreign Exchange differences	608,310,742	(277,660,033)
Net Balance at March 31	8,159,494,370	6,220,404,472

On February 6, 2017, the Company issued negotiable obligations for US$400.000.000 with maturity on February 1, 2027, with an interest rate of 6,875% and an issue price of 99,888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights. This guarantee has been approved by the ORSNA on January 17, 2017, through Resolution Nº 1/2017, that resolved to “authorize the Concession (…) a collateral assignment of up to US$ 400.000.000 (…)”.

19

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 6 – BORROWINGS (Contd.)

According to the Offering Memorandum of Negotiable Obligations, dated January 19, 2017 and later modified on January 23, 2017 the Company will use the proceeds of the offering notes in compliance with Article 36 of the Negotiable Obligations Law to (i) refinance the liabilities of the Company including (a) the total payment of negotiable obligations issued on December 22, 2010; and (b) negotiable obligations Class “A” and Class “C”, issued by the Company in Argentina on April 21, 2010, plus accrued and unpaid interest to the date of redemption and the applicable prepayment premiums as long as they have not been redeemed before issue date and maturity with the Company’s funds and (ii) the remainder will be applied to finance infrastructure works in the airports of Group A of the Company. On January 23, 2017, the negotiable obligations issued in April 2010 were redeemed in full with the Company’s own funds, so the amount equivalent to the mentioned redemption will be aimed at infrastructure works in the airports of the Company belonging to Group “A” of the National System of Airports.

On March 13, 2017 it made an early and whole redemption of the remaining value of negotiable obligations issued in December 2010 for the amount of principal of U$D 157.500.000.

At December 31, 2016 the item Cash and Cash Equivalents of the statements of Financial Position included $ 490.566.044 to guarantee the payment of negotiable obligations valid at that date and early redeemed before the end of March 31, 2017

At March 31, 2018 the reasonable value of negotiable obligations issued in February 2017 is of $7,949,515,999. Such method of valuation is classified according to NIIF 13 as hierarchy of reasonable value Level 2 (quotation prices (not adjusted) in active markets for identical assets or liabilities).

20

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies March 31, 2018 and December 31, 2017 are as follows:

	03.31.18	12.31.17
	$
Trade receivables net- Current
Servicios y Tecnología Aeroportuarios S.A.	129,790	104,128
Other related companies	1,939,563	4,565,000
	2,069,353	4,669,128
Other current receivables
Cargo & Logistics S.A.	795,282	795,282
	795,282	795,282
Accounts payable and other- Current
Servicios y Tecnología Aeroportuarios S.A.	9,545,473	8,199,741
Texelrío S.A.	30,820,459	24,355,667
Other related companies	73,537,565	86,767,660
	113,903,497	119,323,068
Provisions and other charges
Villalonga Furlong S.A.	3,100,831	3,759,171
Other related companies	426,249	426,249
Stakeholders	195,000,000	245,000,000
	198,527,080	249,185,420

During three month periods ended March 31, 2018 and 2017, the Company has charged the cost $55,456,157 and $57,042,963 respectively for maintenance done with Texelrio S.A.

21

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

During the three-month periods ended March 31, 2018 and 2017 the Company has charged to the cost $15,355,799 and $20,617,324 respectively with Proden SA for management control services, financial assistance, internal audit, out sourcing of systems and technology and rental and maintenance of offices. AA2000 has charged to the cost for the period of three months ended March 31, 2018 $5,591,238 with Servicios Integrales América for out sourcing of systems and technology. During the three-month periods ended March 31, 2018 and 2017, the Company has accrued with Helport S.A. to intangible assets $125,509,784 (including the Ezeiza runway refurbishment works, Tucumán runway extension, Palomar terminal remodeling, among others) and $26,187,073 respectively, at cost $20,557,300 and $12,649,502 respectively. Likewise, AA2000 has accrued March 31, 2017 intangible assets for $2,422,091 respectively corresponding to the work of Mendoza carried out by Jose Cartellone –Helport-UTE – join ventures.

During the period ended at March 31, 2018, $50,000,000 of dividends have been paid to the shareholders according to their shareholding

At March 31, 2018 and December 31, 2017 the Company owed the Argentine National Government $195,676,512 and $176,591,493 respectively, corresponding to the specific allocation of revenues of each period (see Note 10) and has recorded a receivable for $2,662,532,478 and $2,549,103,960 respectively corresponding to the Trust for Strenghtening to fund the infrastructure works of AA2000.

Furthermore, short-term compensation to key management was $11,554,503 and $12,140,452 for the three month periods ended March 31, 2018 and 2017 respectively.

22

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

In connection with foreign exchange transactions related to the technical and administrative assistance agreements with Corporación América Sudamericana and Ogden Corporation, on November 23, 2012 The Company was notified of a foreign exchange summon initiated by the Banco Central de la República Argentina (Central Bank of the República Argentina or BCRA) regarding compliance with the existing legislation. On February 4, 2013, AA2000 presented defense procedures to the BCRA rejecting the allegations of such entity. In July 2016, sentence was passed favorable to the Company, non-appealable at the time of presentation of these financial statements.

In June 2016, the Company received a determination from the Federal Administration of Public Revenue (AFIP) was objecting the abovementioned items corresponding to the fiscal years 2009 to 2012 resulting in a claim for unpaid income tax based on considering those foreign exchange transactions as undocumented payments. On August 3, 2016, the Company appealed the mentioned determinations to the Argentine Tax Court.

Although the Company considers it has solid arguments to demonstrate the authenticity of the management and administrative services provided by Corporación América Sudamericana S.A., it decided to enter the Extraordinary Tax Law to regularize tax obligations established by Law Nº 27.260. According to the Law, benefits of adhesion consist in the suspension of ongoing tax actions, extinction of the criminal tax action, remission of fines and other penalties non executable at the time of adhesion and reduction of interest. The corresponding debt for this item is registered in commercial accounts payable and others, current and non-current.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 95.37% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC which is 100% controlled by Corporación America Airports S.A..

23

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

NOTE 8 – BAD DEBT PROVISIONS

	2018	2017
	$
Initial balance at January 1	151,211,549	68,874,745
IFRS 9 adjustments at the beginning	(72,072,148)	-
Balance at January 1	79,139,401	68,874,745
Increases (Note 10)	3,815,179	1,736,093
Final Balance at March 31	82,954,580	70,610,838

NOTE 9 – PROVISIONS AND OTHER CHARGES

	Litiga- tion	Related Parties	Deferred Income	Guarantees Received	Upfront fees from Concessionaires	Trust for works- Portfolio of Projects 2012/2014 (Note 1.2)	Customer prepayments	Dividends to be paid	Total
	$
At January 1, 2018	53,813,342	4,185,420	92,117,996	30,916,290	60,332,473	75,327,522	-	245,000,000	561,693,043
Increases	2,881,561	56,660	40,845,825	10,329,169	6,298,955	226,074,669	-	-	286,486,839
Decreases	-	(715,000)	-	(1,814,309)	-	(217,581,610)	-	(50,000,000)	(270,110,919)
Accruals	-	-	(51,976,020)	-	(7,230,721)	-	-	-	(59,206,741)
At March 31, 2018	56,694,903	3,527,080	80,987,801	39,431,150	59,400,707	83,820,581	-	195,000,000	518,862,222
At January 1, 2017	28,685,234	6,344,782	69,291,843	24,690,157	51,553,692	57,149,494	86,078,277	-	323,793,479
Increases	-	114,407	29,193,441	6,692,000	35,814,885	188,111,872		-	259,926,605
Decreases	-	(543,500)		(3,529,986)		(186,037,640)	(30,674,277)	-	(220,785,403)
Accrual	-	-	(39,591,454)	-	(14,553,771)	-	-	-	(54,145,225)
At March 31, 2017	28,685,234	5,915,689	58,893,830	27,852,171	72,814,806	59,223,726	55,404,000	-	308,789,456

24

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 10 – COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of sales	Administrative expenses	Distribution and selling expenses	Total
	$
Three month period ended at 03.31.18
Specific allocation of revenues	592,875,342	-	-	592,875,342
Airport services and maintenance	575,485,671	6,781,439	3,154,297	585,421,407
Amortization of intangible assets	134,052,551	1,382,134	254,820	135,689,505
Salaries and social security contributions	476,778,273	73,335,257	17,611,457	567,724,987
Fees for services	6,128,968	10,121,954	2,566,638	18,817,560
Public utilities and contributions	90,430,804	626,236	187,039	91,244,079
Taxes	16,110,163	42,519,505	206,722,574	265,352,242
Office expenses	53,703,780	39,869,827	1,707,586	95,281,193
Insurance	10,552,132	650,962	-	11,203,094
Advertising expenses	-	-	7,582,253	7,582,253
Bad debt charges	-	-	3,815,179	3,815,179
Board of Directors and Supervisory Committee fees	-	3,441,000	-	3,441,000
Total at 03.31.18	1,956,117,684	178,728,314	243,601,843	2,378,447,841

Three month period ended at 03.31.17
Specific allocation of revenues	448,850,808	-	-	448,850,808
Airport Services and maintenance	453,625,949	7,801,351	2,368,155	463,795,455
Amortization of intangible assets	119,404,431	1,395,608	252,030	121,052,069
Salaries and social security contributions	390,669,459	52,898,248	9,591,651	453,159,358
Fees for services	8,438,283	21,131,152	1,235,532	30,804,967
Public utilities and contributions	69,405,346	394,260	207,142	70,006,748
Taxes	10,637,677	34,569,712	154,683,539	199,890,928
Office expenses	24,332,942	44,049,753	1,390,064	69,772,759
Insurance	7,262,632	765,016	-	8,027,648
Advertising expenses	-	-	9,904,711	9,904,711
Bad debt charges	-	-	1,736,093	1,736,093
Board of Directors and Supervisory Committee fees	-	2,800,500	-	2,800,500
Total at 03.31.17	1,532,627,527	165,805,600	181,368,917	1,879,802,044

25

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 11 – FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 03.31.18		Foreign exchange rates	Amount in local currency at 03.31.18	Amount in local currency at 12.31.17
				$
ASSSETS
CURRENT ASSETS
Cash and cash equivalents	US$	60,900,225	20.0490	1,220,988,603	1,598,099,496
Trade receivables	US$	46,682,257	20.0490	935,932,571	758,954,661
				2,156,921,174	2,357,054,157
Total current assets				2,156,921,174	2,357,054,157
Total assets

LIABILITIES
CURRENT LIABILITIES
Commercial accounts payable and others	US$	1,999,192	20.1490	40,281,720	62,605,316
	Euros	868,587	24.8397	21,575,441	12,907,008
Borrowings	US$	5,502,473	20.1490	110,869,334	101,634,360
Total current liabilities				172,726,495	177,146,684
NON-CURRENT LIABILITIES
Borrowings	US$	400,595,345	20.1490	8,071,595,609	7,474,997,009
Total non- current liabilities				8,071,595,609	7,474,997,009
Total liabilities				8,244,322,104	7,652,143,693
Net liability position				6,087,400,930	5,295,089,536

26

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 12 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Notes 1 and 6, Other Receivables in Current assets at March 31, 2018 and 2017 include $5,472,910 and $5,233,718 corresponding to guarantees granted to third parties in connection with lease agreements.

NOTE 13 - CAPITAL STOCK

At March 31, 2018 capital stock is as follows:

Par Value
$
Paid-in and subscribed	875,431,652
Registered with the Public Registry of Commerce	875,431,652

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and one vote each and 616,914,353 preferred non-voting shares of $1 par value. Preferred shares will have voting rights on the following matters: i) partial or total capital reimbursement; ii) during the period benefits of preferred shareholders are granted but not received; iii) the appointment of a full and an alternate director and a full and an alternate syndic; and iv) in the remaining cases established by Corporate Law No. 19550.

Subsequent to the closing, in the ordinary general meeting, special shareholders of classes A. B, C and D and special preferred shares held on April 9, 2018, the capital increase was resolved from $875,431,652 to $887,769,939, that is, in the amount of $12,338,287, through the issuance of 12,338,287 preferred shares of $1 par value each, without the right to vote. Said increase is pending registration in the Public Registry of Commerce

Furthermore, according to the requirements of General Resolution 629 issued by the National Securities Commission (CNV), the books and accounting records of the Company are located in the fiscal address located in Honduras 5673, Autonomous City of de Buenos Aires. In addition AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires, Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

27

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 14 – DIVIDENDS ON PREFERRED SHARES

The preferred dividend accrued for the year ended December 31, 2017 is of $12,338,287 approved by the Ordinary General Special Meeting of class A, B, C and D and special of preferred shares held on April 9, 2018.

Likewise, the preferred dividend accrued for the period of three months ended March 31, 2018 is of $3,146,263 and will be registered at the time of approval of the Shareholders Meeting.

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 26, 2017 AND APRIL 9, 2018

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on April 26, 2017 decides among other issues:

-	That the income of the year ended December 31, 2016 has the following destination:

(i)	$63,338,434 for the constitution of the legal reserve;

(ii)	$12,096,360 to the distribution of dividends corresponding to the preferred shares subscribed by the Argentine National Government according to the resolutions of the general extraordinary meeting of the Company´s Shareholders held on March 6, 2008 and clause 14 and attachment VII of The Memorandum of Understanding for the Restatement of the Concession Agreement, payable in preferred shares;

(iii)	the remaining of $1,933,656,787: (a) $1,180,000,000 to the distribution of dividends in cash among shareholders of class A, B, C and D of shares, according to their subscription; and (b) $753,656,787, together with the facultative reserve for compliance of works for the year 2016, to the total amount of $963,656,787, to guarantee payment of future dividends.

28

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 26, 2017 AND APRIL 9, 2018 (Contd.)

-	issue 12,096,360 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $863,335,292 to $875,431,652, i.e., in the amount of $12,096,360, through the issuance of 12,096,360 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided; and

-	delegate in the Board of Directors the time and opportunity of distribution of dividends to the shareholders of ordinary shares class A, B, C and D, according to cash flow, based on their subscription. To that purpose, it will be considered the request of the National Government to apply an equivalent amount to the dividends distributed to the Works of infrastructure additional to the contract commitments and any other commitment undertaken by the Company in the National System of Airports

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on April 9, 2018 decides among other issues:

29

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 26, 2017 AND APRIL 9, 2018 (Contd.)

-	That the income of the year ended December 31, 2017 has the following destination:

(i)	$2,419,272 for the constitution of the legal reserve;

(ii) $12,338,287 to the distribution of dividends corresponding to the preferred shares subscribed by the Argentine National Government according to the resolutions of the general extraordinary meeting of the Company´s Shareholders held on March 6, 2008 and clause 14 and attachment VII of The Memorandum of Understanding for the Restatement of the Concession Agreement, payable in preferred shares;

(iii)	the remaining of $2,669,727,436 to the facultative reserve for compliance of works for future plans.

-	issue 12,338,287 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $875,431,652 to $887,769,939, i.e., in the amount of $12,338,287, through the issuance of 12,338,287 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided.

30

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 16 – EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	03.31.2018	03.31.2017
Income for the period, net accrued dividends	819,175,180	840,035,169
Amount of ordinary shares	258,517,299	258,517,299
Earnings per shares	3.1687	3.2494

NOTE 17- FINANCIAL RISK MANAGEMENT

The Group is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

These Separate Condensed Individual Interim Financial Statements do not include all the information on financial risk management requested in the annual financial statements, thus they should be read together with the financial statements audited at December 31, 2017.

There have been no changes in the risk management policies since the last yearly closing.

31

Aeropuertos Argentina 2000 S.A.

At March 31, 2018 presented in comparative format

Supplementary Information Regulation required by Art. 68 of the Regulations of the Buenos Aires Stock Exchange and by Art 12. Chapter III, Title IV of the National Securities Commission

(Contd.)

General issues about the activity of the Society

1. Specific and significant legal regimes that imply declines or contingent re-births of benefits foreseen by said provisions.

They do not exist.

2. Significant changes in the company's activities or other similar circumstances that occurred during the years included in the financial statements that affect their comparability with those presented in previous years, or that could affect it with those that will be presented in future periods / years.

See Notes 1 and 2 to these financial statements.

3. Classification of the balances of credits and debts in the following categories:

a) Due date, with subtotals for each of the four (4) last quarters and for each previous year;

b) Without established deadline;

c) To expire, with subtotals for each of the first four (4) quarters and for each subsequent year.

		Due dates					Without established
Item	Past due	1st Q	2nd Q	3rd Q	4th Q	Beyond 4th Q	term	Total
	$
RECEIVABLES
Trade receivables	91,128,814	1,291,159,760	10,532,764	459,153	-	-	-	1,393,280,491
Other receivables	-	286,656,881	2,554,827	2,554,827	2,554,825	2,662,532,478	9,438,052	2,966,291,890
	91,128,814	1,577,816,641	13,087,591	3,013,980	2,554,825	2,662,532,478	9,438,052	4,359,572,381

DEBTS
Specific allocation of income to be paid E.N.A.	-	195,676,512	-	-	-	-	-	195,676,512
Accounts payable and other	54,183,802	1,286,098,408	14,438,881	8,053,563	7,713,904	112,098,768	251,420,065	1,734,007,391
Borrowings	-	121,656,054	18,066,264	11,116,507	5,267,956	8,003,387,589	-	8,159,494,370
Liability for income tax	-	248,485,765	-	-	-	-	-	248,485,765
Deferred tax	-	-	-	-	-	-	112,565,996	112,565,996
Provisions and other charges	-	299,666,874	22,031,046	20,617,234	19,890,594	57,003,341	99,653,133	518,862,222
	54,183,802	2,151,583,613	54,536,191	39,787,304	32,872,454	8,172,489,698	463,639,194	10,969,092,256

32

Aeropuertos Argentina 2000 S.A.

At March 31, 2018 presented in comparative format

Supplementary Information Regulation required by Art. 68 of the Regulations of the Buenos Aires Stock Exchange and by Art 12. Chapter III, Title IV of the National Securities Commission

(Contd.)

General issues about the activity of the Society (Contd.)

4. Classification of receivables and debts, in a way that allows to know the financial effects produced by its maintenance. It should enable the identification of:

a) Accounts in national currency, in foreign currency and in kind:

	Credits	Debts (1)
	Thousands of $
In national currency	3,423,640	2,615,297
In foreign currency
American dollars	935,933	8,222,747
Euros	-	21,575
Total	4,359,573	10,859,619

(1) Does not include deferred profits or additional consideration of permit holders.

b) Balances subject to adjustment clauses and those that are not;

See note 11 to the present Financial Statements.

c) Balances that accrue interest and those that do not.

See note 6 to the present Financial Statements.

33

Aeropuertos Argentina 2000 S.A.

At March 31, 2018 presented in comparative format

Supplementary Information Regulation required by Art. 68 of the Regulations of the Buenos Aires
Stock Exchange and by Art 12. Chapter III, Title IV of the National Securities Commission

(Contd.)

General issues about the activity of the Society (Contd.)

5. Detail of the percentage of participation in Companies of Article 33 of Law No. 19,550 in the capital and in the total number of votes. In addition, debit balances and / or creditors by company and segregated as provided in points 3 and 4 above.

Shareholders	Shareholders Number, Type and Nominal Value of Shares	Class of shares	% share in ordinary capital	% participation in total votes	% share in preferred capital
Societá per Azioni Esercizi Aeroportuali S.E.A.	21,973,747 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class A	8,50%	8,50%
Corporación América Sudamericana S.A.	76,908,114 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class B	29,75%	29,75%
RIVA SAICFyA	2,197,375 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class B	0,85%	0,85%
Corporación América S.A.	61,526,492 class C shares and 57,131,742 ordinary class A shares with a par value of $ 1 each and entitled to one vote per share.	Class C & Class A	45,90%	45,90%
Estado Nacional Argentino	38,779,829 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class D	15%	15%
Estado Nacional Argentino	616,914,353 preferred shares with a par value of $ 1 each without the right to vote. Preferred shares will have the right to vote in the cases listed in Note 16.				100%

34

Aeropuertos Argentina 2000 S.A.

At March 31, 2018 presented in comparative format

Supplementary Information Regulation required by Art. 68 of the Regulations of the Buenos Aires
Stock Exchange and by Art 12. Chapter III, Title IV of the National Securities Commission

(Contd.)

Classification of balances with Companies of Art. 33 of Law N ° 19,550 in the following categories:

Credits:

Year	In thousands of pesos
1st Semester	2,069
Without established deadline	795
Total	2,865

Debts:

Year	In thousands of pesos
1st Semester	308,903
Without established deadline	3,527
Total	312,431

Classification of credits and debts, in a way that allows to know the financial effects that its maintenance produces. It should enable the identification of accounts in national currency, in foreign currency and in kind:

Receivables with Societies of Art. 33 of Law N ° 19,550

In thousands of
In national currency	$
Without adjustment clauses	2,865
2,865

Debts with Companies of Art. 33 of Law No. 19,550

In thousands of
In national currency	$
Without adjustment clauses	312,431
312,431

Debts with Companies of Art. 33 of Law No. 19,550 (Contd.)

Also, see Note 7 to these financial statements.

Trade receivables or borrowings against directors, trustees, members of the supervisory board and their relatives up to and including the second degree. For each person, the maximum balance during the year (expressed in closing currency), the balance at the date of the financial statement, the reason for the credit, the currency in which it was granted and the clauses for monetary update and interest rates will be indicated. applied.

They do not exist.

35

Aeropuertos Argentina 2000 S.A.

At March 31, 2018 presented in comparative format

Supplementary Information Regulation required by Art. 68 of the Regulations of the Buenos Aires
Stock Exchange and by Art 12. Chapter III, Title IV of the National Securities Commission

(Contd.)

Physical inventory of inventories

Periodicity and scope of physical inventory of inventories. If there are assets of significant immobilization over time, for example more than one year, indicate their amount and if the corresponding provisions have been made.

They do not exist.

Current values

Sources of data used to calculate the current values used to value inventories, fixed assets and other significant assets. As an exception, the cost of the last purchase restated at the end of the period is admissible for inventories.

See Note 2 to the present Financial Statements.

Fixed assets

In the case of the existence of technically revalued use assets, indicate the method followed to calculate the reversal of the exercise of the "technical revaluation reserve" when part of it had been previously reduced to absorb losses.

They do not exist.

The total value recorded in the balance sheet of the unused useable assets must be reported.

They do not exist.

Participation in other companies

Participations in other companies in excess of what is allowed by article 31 of Law No. 19,550 and plans to regularize the situation.

They do not exist.

36

Aeropuertos Argentina 2000 S.A.

At March 31, 2018 presented in comparative format

Supplementary Information Regulation required by Art. 68 of the Regulations of the Buenos Aires
Stock Exchange and by Art 12. Chapter III, Title IV of the National Securities Commission

(Contd.)

Recoverable values

Criteria followed to determine the significant "recoverable values" of inventories, fixed assets and other assets, used as limits for their respective accounting valuations.

See note 2 to the present Financial Statements.

Insurance

Insurance that covers tangible assets. For each homogeneous group of assets, the risks covered, the sums insured and the corresponding book values will be recorded.

Risk covered	Amount insured		Residual book value
	Thousands of $
Fire	64,877,491	(1)	10,915,842
Vehicles	88,013	(2)	78,035
Machines and Equipment	281,898	(2)	247,420

(1) The amount insured includes real estate of third parties.

(2) The amount insured includes equipment owned by the Argentine Air Force and leased equipment.

Positive and negative contingencies

Elements considered to calculate the provisions whose balances, considered individually or together, exceed two percent (2%) of the equity.

They do not exist.

Provision for Bad debts

It covers the risk of bad debts of accounts receivable and has been calculated taking into account a study of the possibility of collection of credits based on experience, credit policy and position, considering the amount estimated for such provision as reasonable and sufficient.

37

Aeropuertos Argentina 2000 S.A.

At March 31, 2018 presented in comparative format

Supplementary Information Regulation required by Art. 68 of the Regulations of the Buenos Aires
Stock Exchange and by Art 12. Chapter III, Title IV of the National Securities Commission

(Contd.)

Provision for Bad debts (Contd.)

Contingent situations at the date of the financial statements whose probability of occurrence is not remote and whose patrimonial effects have not been accounted for, indicating whether the lack of accounting is based on their probability of being specified or on difficulties in quantifying their effects.

See notes 2 to the present Financial Statements.

Irrevocable advances on account of future subscriptions

State of the procedure addressed to its capitalization.

They do not exist.

Cumulative unpaid dividends of preferred shares.

See note 9.

Conditions, circumstances or terms for the cessation of restrictions on the distribution of the unallocated results, including those that arise from the effect of the legal reserve to absorb final losses and are still pending reimbursement.

See notes 16 and 17.

38

“Free translation from the original in Spanish for publication in Argentina”

REPORT ON REVIEW OF SEPARATE CONDENSED INDIVIDUAL INTERIM

FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Suipacha 268 - Floor 12°

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Introduction

We have reviewed the accompanying separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. ("the Company") including the separate statement of financial position as at March 31, 2018, the separate statement of comprehensive income for the three-month periods ended March 31, 2018 and the separate statements of changes in shareholders' equity and of cash flows for the three-month period then ended and the selected explanatory notes.

The balances and other information for the year 2017 and for its interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those statements.

Board Responsibility

The Company's Board of Directors is responsible for the preparation and presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and, added by the National Securities Commission (CNV) to its regulations, as issued by the International Accounting Standard Board (IASB) and thus, is responsible for the preparation and presentation of the separate condensed individual interim individual financial statements mentioned in the first paragraphs, in accordance with International Accountant Standard No. 34 “Interim Financial Reporting” (IAS 34).

Scope of review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', which was adopted as review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE, as approved by the International Auditing and Assurance Standard Board (IAASB). A review of interim financial information consists of making inquiries to the company personnel responsible for the preparation of the information included in the separate condensed individual interim financial statements and in the performance of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Auditing Standards, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statements of comprehensive income and cash flows of the Company.

39

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the separate condensed individual interim financial statements mentioned in the first paragraphs, have not been prepared, in all material respects, in accordance with International Accounting Standard (IAS) No. 34.

Emphasis of matter

Without qualified our conclusion, we draw attention to Note 2.1 to the separate condensed individual interim financial statements, which describes that the Company has restated the figures as of March 31, 2017.

Report on the compliance with current regulations

In accordance with current regulations, in connection with Aeropuertos Argentina 2000, we report that:

a)	the separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. have been transcribed into the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the General Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. stem from accounting records kept, in all formal aspects in conformity with legal regulations, which maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the additional information to the Notes to the separate condensed individual interim financial statements required by Section 12, Chapter III, Title IV of the Regulations of the National Securities Commission, on which, insofar as concerns our field of competence, we have no observations to make;
40

d)	as of March 31, 2018, Aeropuertos Argentina 2000’s accrued debt with the Argentine Social Security System, which stems from the accounting records, amounted to $48,534,682, which was not yet due at that date.

Autonomous City of Buenos Aires, May 8, 2018.

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Miguel A. Urus

41